 Eisai Co., Ltd. 6-10, Koishikawa 4 chome Bunkyo-ku, Tokyo 112-88 JAPAN
Telephone : (03) 381 Fax : (03) 3811-

July. 21, 2006

Securities and Exchange Commission
Office of International Corporate Finance
Room 3117(Mail Stop 3-9)
450 Fifth Street, N.W.
Washington D.C. 20549

SUPPL

EISAI CO., LTD. (File No. 82-4015)

Dear Sir/Madam:

Enclosed please find materials submitted pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

In order to confirm receipt of the enclosed materials, would you kindly stamp the attached copy of this letter and return it in the enclosed pre-addressed, postage-paid envelope.

Thank you for your attention to this matter.

Very truly yours,

Ryohei Yanagi
Director,
Finance Department
Eisai Co., Ltd.

#000010-9 XCE 100 l

 Eisai Co., Ltd.

4-6-10 Koishikawa, Bunkyo-ku, Tokyo 112-8088 , Japan
Phone: 03- 3817-5120 Fax: 03- 3811-3077

Eisai is a Human Health Care Corporation striving for innovative solutions in prevention, cure and care for the health and well-being of people worldwide. We combine our talents to understand and meet the needs of patients and their families to enhance the quality of life.

IMMEDIATE RELEASE
May 19, 2006 Release

Listed Stock Name:	Eisai Co., Ltd.
Director and President & CEO:	Mr. Haruo Naito
Headquarters:	4-6-10 Koishikawa Bunkyo-ku, Tokyo
Securities Code:	4523
Listed Locations:	First Sections of the Tokyo Stock Exchange & the Osaka Securities Exchange
Inquiries:	Mr. Hiroyuki Mitsui Vice President Corporate Communications Phone 81-3-3817-5085

Notice Concerning Dissolution of Subsidiary

Eisai U.S.A. Inc. (Headquarters: New Jersey, U.S.A.), a wholly-owned subsidiary of Eisai Co., Ltd. (Headquarters: Tokyo, Japan), resolved its dissolution at the Board held on May 18, 2006 (U.S. Eastern time). Details are noted below.

1. Reason for Dissolution
   This dissolution was resolved because Eisai U.S.A. Inc. had been virtually a dormant company.

2. Outline of the Subsidiary Dissolved

Company Name:	Eisai U.S.A. Inc.
Headquarters Location:	3 University Plaza, Hackensack, New Jersey
Representative:	Mr. Mike de la Montaigne (President)
Date of Incorporation:	October 1, 1981
Capital:	US$ 29,500 thousand

3. Schedule for Liquidation
   It is scheduled in June 2006.

4. Future Prospects
   The dissolution will have little influence on the business results of Eisai Co., Ltd.

June 23, 2006

Listed Stock Name	Eisai Co., Ltd.
President & CEO:	Mr. Haruo Naito
Headquarters:	4-6-10 Koishikawa, Bunkyo-ku, Tokyo
Securities Code:	4523
Listed Locations:	First Sections of the Tokyo Stock Exchange & the Osaka Securities Exchange
Inquiries:	Mr. Akira Fujiyoshi Vice President Corporate Communications, Investors Relations Phone: +81-3-3817-5327

Notice on Allotment of Stock Options (New Share Subscription Rights)

At the meeting of the Board of Directors convened this day, Eisai passed the following resolutions regarding allotment of stock options.

I. Based on the resolutions passed at the meetings of the Eisai Compensation Committee convened on April 27, 2006 and May 16, 2006, as well as Article 240 Paragraph 1 and Article 238 Paragraph 2 of the Corporate Law, "Eisai Co., Ltd. Stock Options No. 5-1" shall be issued to directors and executive officers on July 10, 2006, in accordance with the stipulations of Corporate Law Article 238 Paragraph 1.

II. Based on Article 238 Paragraph 2 and Article 239 Paragraph 1 Parts 1 and 2 of the Corporate Law, and under the mandate of the 94th regular general meeting of shareholders convened this date, "Eisai Co., Ltd. Stock Options No. 5-2" shall be issued to employees on July 10, 2006, in accordance with the stipulations of Corporate Law Article 238 Paragraph 1.

The specific details of the Stock Options are as follows.

I. Eisai Co., Ltd. Stock Options No. 5-1. (Directors and Executive Officers)

1. Name of stock option

   The name of the stock option shall be "Eisai Co., Ltd. Stock Options No. 5-1."

2. Type and number of stocks to which Stock Options apply

   Eisai common stock: 158,000 shares

3. Total number of Stock Options

   The total number of stock options shall be 1,580.

   The type of shares to be used as stock options shall be ordinary shares. The number of shares constituting one stock option ("Number of Shares Granted") shall be 100 shares. However, in the event the Company carries out a stock split of ordinary shares (inclusive of the gratis allotment of the Company's ordinary shares; the same hereafter in relation to stock splits) or reverse stock split, the Number of Shares Granted shall be adjusted according to the following formula. Amounts of less than one (1) share arising from this adjustment shall be discarded.

$$\text{Adjusted Number of Shares Granted} = \text{Pre-adjustment Number of Shares Granted} \times \text{(Reverse) Stock split ratio}$$

In addition to the above, the Number of Shares Granted shall be adjusted within a rational scope in the event of the occurrence of unavoidable circumstances that necessitate an adjustment of the Number of Shares Granted.

4. Stock Options issue price and date

   Stock Options shall be issued gratis on July 10, 2006.

5. Value of assets to be invested for the exercise of stock options

   The value shall be determined on July 10, 2006.

   The value of assets to be invested for the exercise of stock options shall be the amount to be paid per share of stock granted ("Exercise Price") multiplied by the Number of Shares Granted.

   The Exercise Price shall be the higher of the following: the average (fractions of less than one (1) yen to be rounded up) closing price for ordinary trading of the Company's ordinary shares on the Tokyo Stock Exchange on each day (excluding days on which no trading is concluded) of the month preceding the month of the date on which the stock option is allotted ("Allotment Date") as established by 14. below ("Closing Price"), or the Closing Price on the Allotment Date (Closing Price of the trading day immediately preceding the Allotment Date if no trading takes place on the Allotment Date).

6. Adjustment of Exercise Price

   (1) The Exercise Price shall be adjusted according to respectively stipulated calculation formulas ("Formula for Adjustment of Exercise Price") in the case that circumstances (i) or (ii) below arise for the Company's ordinary shares after the Allotment Date. Fractions of less than one (1) yen resulting from the adjustment shall be rounded up .

      (i) Stock split or reverse stock split

$$\text{Adjusted Exercise Price} = \text{Pre-adjustment Exercise Price} \times \frac{1}{\text{(Reverse) Stock split ratio}}$$

      (ii) Issuance of new shares by the Company or disposal of treasury stock at a price that is less than the market price (excluding the exercise of the sale of treasury stock pursuant to Article 194 of the Corporate Law [demand for sale of odd-lot shares by odd-lot shareholders]; and the exercise of new share subscription rights pursuant to Article 280-19 of the Commercial Code prior to the "Partial Revision of the Commercial Code [2001 Law No. 128] or exercise of the conversion of securities to the Company's ordinary shares or exercise of the conversion of convertible shares or the exercise of new share subscription rights for the grant of the Company's ordinary shares including new share subscription rights attached to bonds with new share subscription rights).

$$\text{Adjusted Exercise Price} = \text{Pre-adjustment Exercise Price} \times \frac{\text{Number of previously issued shares} + \dfrac{\text{Number of new shares issued} \times \text{Subscription price per share}}{\text{Market price}}}{\text{Number of previously issued shares} + \text{Number of new shares issued}}$$

a) In the case that there is a date for allotment to shareholders, the "number of previously issued shares" in the Formula for Adjustment of Exercise Prices shall be that of that date. In other cases, it shall be the number of the Company's issued shares on the date one (1) month prior to the Application Date minus the total number of shares possessed by the Company on that date.

b) In the case that the Company is disposing its own shares, the "number of newly issued shares" in the Formula for Adjustment of Exercise Prices shall be read as "number of own shares to be disposed."

(2) In cases other than those prescribed in (1) (i) and (ii) above, after the Allotment Date, in cases that the adjustment of the Exercise Price is necessitated due to unavoidable circumstances, such as the gratis allotment of other types of shares to ordinary shareholders and distribution of dividends to the ordinary shareholders of other companies, the Exercise Price shall be adjusted within a reasonable scope with consideration to the conditions, etc., of such allotment, distribution of dividends, etc.

7. Exercisable period for Stock Options

From July 10, 2008 to June 23, 2016

8. Matters related to increase in capital and capital reserve upon issuance of shares through the exercise of Stock Options

(i) The amount of capital that will increase in the event of the issuance of shares due to the exercise of stock options shall be one-half the ceiling on the increase of capital, etc., as calculated according to Article 40 Paragraph 1 of the Company Calculation Rules, with fractions less than one (1) yen rounded up to the nearest yen.

(ii) The amount of capital reserve that will increase in the event of the issuance of new shares due to the exercise of stock options shall be the above listed (i) ceiling on the increase in capital, etc., minus the increase in capital as stipulated by (i) above.

9. Restriction on the acquisition of Stock Options through transfer

The acquisition of stock options by transfer shall require the approval of the Company's Board of Directors.

10. Conditions for acquisition of Stock Options

When approval is granted for proposals (i), (ii), (iii) (iv) or (v) below by resolution of the Company's General Meeting of Shareholders (or, in the event that the resolution of the General Meeting of Shareholders is not required, when approval is granted by resolution of the Company's Board of Directors or Representative Executive Officer), the Company may acquire stock options, free of charge, on the date separately stipulated by the Board of Directors.

(i) Proposal for the approval of merger agreements in which the Company will become the expired corporation

(ii) Proposal for the approval of spin-off agreements or spin-off plans in which the Company will

become a spin-off company

(iii) Proposal for the approval of share exchange agreements or share relocation plans in which the Company will become a 100% subsidiary

(iv) Proposal for approval of amendment to the Articles of Incorporation regulating the necessity of the Company's approval for the acquisition of relevant shares by transfer as part of all shares issued by the Company

(v) Proposal for approval of amendment to the Articles of Incorporation regulating the necessity of the Company's approval for the acquisition, by transfer, of relevant shares to be issued for the purpose of stock options or the Company's acquisition of all shares of this relevant type through resolution of the General Meeting of Shareholders

11. Expiration of Stock Options upon organizational restructuring and policy for determining the granting of stock options for the reorganized company

In the event that the Company merges (limited to the case that the Company ceases to exist as a result), merges and spins-off, newly spins-off, exchanges shares or relocates shares (referred to as "Organizational Restructuring" in whole,) stock options will be granted to each holder of the remaining stock options at the time that Organizational Restructuring is effectuated ("Remaining Stock Options") for joint stock companies as listed in Article 236 Paragraph 1-8 イ to ホ of the Corporate Law ("Reorganized Company") on the basis of the following conditions. In such event, the Remaining Stock Options shall expire, and the Reorganized Company shall newly issue stock options. However, this shall be limited to the case that the granting of stock options by the Reorganized Company according to the following conditions are stipulated in the merger by absorption agreement, new merger agreement, merger and spin-off agreement, new spin-off plan, share exchange agreement or share relocation plan.

(i) Number of stock options to be granted by the Reorganized Company

The same number of stock options as those possessed by holders of Remaining Stock Options shall be granted respectively.

(ii) Type of shares for the purpose of stock options of the Reorganized Company

Ordinary shares of the Reorganized Company.

(iii) Number of shares for the purpose of stock options of the Reorganized Company

To be determined according to 3.above after taking into consideration the conditions, etc. for Organizational Restructuring.

(iv) Value of assets to be contributed for the exercise of stock options

The value of assets to be contributed upon the exercise of each stock option shall be the amount to be paid, derived after adjusting the Exercise Price as stipulated by 5. above, with consideration to the conditions, etc., of Organizational Restructuring, multiplied by the number of shares of the Reorganized Company for the purpose of the relevant stock option as determined pursuant to (iii) above.

(v) Period during which Stock Options may be exercised

The period during which stock options may be exercised shall commence from which ever is later of the commencement date for the exercise of stock options as stipulated by 7. above, or the effective date of Organizational Restructuring and shall end on the expiration date for the exercise of stock options as stipulated by 7. above.

(vi) Matters related to the capital and capital reserve increased in the case of the issuance of shares through the exercise of stock options

To be determined according to 8. above.

(vii) Restriction on the acquisition of stock options by transfer

The acquisition of stock options by transfer shall require approval of the Board of Directors of the Reorganized Company.

(viii) Conditions for the acquisition of stock options

To be determined according to 10. above.

(ix) Other conditions for the exercise of stock options

To be determined according to 12. below.

12. Other conditions for the exercise of stock options

In the case that a holder of stock options abandons his or her rights to a stock option, such stock option shall not be exercisable.

13. Amount to be paid for Stock Options

Payment of a monetary amount in exchange for stock options shall not be necessary.

14. Date on which Stock Options will be allocated

The stock options shall be allocated on July 10, 2006.

15. Number and breakdown of individuals receiving the invitation to apply

Stock options shall be allotted to 10 Eisai directors, 22 executive officers, for a total of 32.

II. Eisai Co., Ltd. Stock Options No. 5-2 (Employees)

1. Name of stock option

The name of the stock option shall be "Eisai Co., Ltd. Stock Options No. 5-2."

2. Type and number of stocks to which Stock Options apply

Eisai common stock: 96,000 shares

3. Total number of Stock Options

The total number of stock options shall be 960

The type of shares to be used as stock options shall be ordinary shares. The number of shares constituting one stock option ("Number of Shares Granted") shall be 100 shares. However, in the event the Company carries out a stock split of ordinary shares (inclusive of the gratis allotment of the Company's ordinary shares; the same hereafter in relation to stock splits) or reverse stock split, the Number of Shares Granted shall be adjusted according to the following formula. Amounts of less than one (1) share arising from this adjustment shall be discarded.

$$\text{Adjusted Number of Shares Granted} = \text{Pre-adjustment Number of Shares Granted} \times \text{(Reverse) Stock split ratio}$$

In addition to the above, the Number of Shares Granted shall be adjusted within a rational scope in the event of the occurrence of unavoidable circumstances that necessitate an adjustment of the Number of Shares Granted.

4. Stock Options issue price and date

Stock Options shall be issued gratis on July 10, 2006.

5. Value of assets to be contributed for the exercise of Stock Options

   The value shall be determined on July 10, 2006.

   The value of assets to be contributed for the exercise of stock options shall be the amount to be paid per share of stock granted ("Exercise Price") multiplied by the Number of Shares Granted.

   The Exercise Price shall be the higher of the following: the average (fractions of less than one (1) yen to be rounded up) closing price for ordinary trading of the Company's ordinary shares on the Tokyo Stock Exchange on each day (excluding days on which no trading is concluded) of the month preceding the month of the date on which the stock option is allotted ("Allotment Date") as established by 14. below ("Closing Price"), or the Closing Price on the Allotment Date (Closing Price of the trading day immediately preceding the Allotment Date if no trading takes place on the Allotment Date).

6. Adjustment of Exercise Price

   (1) The Exercise Price shall be adjusted according to respectively stipulated calculation formulas ("Formula for Adjustment of Exercise Price") in the case that circumstances (i) or (ii) below arise for the Company's ordinary shares after the Allotment Date. Fractions of less than one (1) Yen resulting from the adjustment shall be rounded up.

      (i) Stock split or reverse stock split

$$\text{Adjusted Exercise Price} = \text{Pre-adjustment Exercise Price} \times \frac{1}{\text{(Reverse) Stock split ratio}}$$

      (ii) Issuance of new shares by the Company or disposal of treasury stock at a price that is less than the market price (excluding the exercise of the sale of treasury stock pursuant to Article 194 of the Corporate Law [demand for sale of odd-lot shares by odd-lot shareholders]; and the exercise of new share subscription rights pursuant to Article 280-19 of the Commercial Code prior to the "Partial Revision of the Commercial Code [2001 Law No. 128] or exercise of the conversion of securities to the Company's ordinary shares or exercise of the conversion of convertible shares or the exercise of new share subscription rights for the grant of the Company's ordinary shares including new share subscription rights attached to bonds with new share subscription rights).

$$\text{Adjusted Exercise Price} = \text{Pre-adjustment Exercise Price} \times \frac{\text{Number of previously issued shares} + \dfrac{\text{Number of new shares issued} \times \text{Subscription price per share}}{\text{Market price}}}{\text{Number of previously issued shares} + \text{Number of new shares issued}}$$

      a) In the case that there is a date for allotment to shareholders, the "number of previously issued shares" in the Formula for Adjustment of Exercise Prices shall be that of that date. In other cases, it shall be the number of the Company's issued shares on the date one (1) month prior to the Application Date minus the total number of shares possessed by the Company on that date.

      b) In the case that the Company is disposing its own shares, the "number of newly issued shares" in the Formula for Adjustment of Exercise Prices shall be read as "number of own shares to be disposed."

(2) In cases other than those prescribed in (1) (i) and (ii) above, after the Allotment Date, in cases that the adjustment of the Exercise Price is necessitated due to unavoidable circumstances, such as the gratis allotment of other types of shares to ordinary shareholders and distribution of dividends to the ordinary shareholders of other companies, the Exercise Price shall be adjusted within a reasonable scope with consideration to the conditions, etc., of such allotment, distribution of dividends, etc.

7. Exercisable period for Stock Options

From July 10, 2008 to June 23, 2016

8. Matters related to increase in capital and capital reserve upon issuance of shares through the exercise of Stock Options

(i) The amount of capital that will increase in the event of the issuance of shares due to the exercise of stock options shall be one-half the ceiling on the increase of capital, etc., as calculated according to Article 40 Paragraph 1 of the Company Calculation Rules, with fractions less than one (1) yen rounded up to the nearest yen.

(ii) The amount of capital reserve that will increase in the event of the issuance of new shares due to the exercise of stock options shall be the above listed (i) ceiling on the increase in capital, etc., minus the increase in capital as stipulated by (i) above.

9. Restriction on the acquisition of Stock Options through transfer

The acquisition of stock options by transfer shall require the approval of the Company's Board of Directors.

10. Conditions for acquisition of stock options

When approval is granted for proposals (i), (ii), (iii) (iv) or (v) below by resolution of the Company's General Meeting of Shareholders (or, in the event that the resolution of the General Meeting of Shareholders is not required, when approval is granted by resolution of the Company's Board of Directors or Representative Executive Officer), the Company may acquire stock options, free of charge, on the date separately stipulated by the Board of Directors.

(i) Proposal for the approval of merger agreements in which the Company will become the expired corporation

(ii) Proposal for the approval of spin-off agreements or spin-off plans in which the Company will become a spin-off company

(iii) Proposal for the approval of share exchange agreements or share relocation plans in which the Company will become a 100% subsidiary

(iv) Proposal for approval of amendment to the Articles of Incorporation regulating the necessity of the Company's approval for the acquisition of relevant shares by transfer as part of all shares issued by the Company

(v) Proposal for approval of amendment to the Articles of Incorporation regulating the necessity of the Company's approval for the acquisition, by transfer, of relevant shares to be issued for the purpose of stock options or the Company's acquisition of all shares of this relevant type through resolution of the General Meeting of Shareholders

11. Expiration of Stock Options upon organizational restructuring and policy for determining the granting of Stock Options for the reorganized company

In the event that the Company merges (limited to the case that the Company ceases to exist as a result), merges and spins-off, newly spins-off, exchanges shares or relocates shares (referred to as "Organizational Restructuring" in whole,) stock options will be granted to each holder of remaining

stock options at the time that Organizational Restructuring is effectuated ("Remaining Stock Options") for joint stock companies as listed in Article 236 Paragraph 1-8 イ to ホ of the Corporate Law ("Reorganized Company") on the basis of the following conditions. In such event, the Remaining Stock Options shall expire, and the Reorganized Company shall newly issue stock options. However, this shall be limited to the case that the granting of stock options by the Reorganized Company according to the following conditions are stipulated in the merger by absorption agreement, new merger agreement, merger and spin-off agreement, new spin-off plan, share exchange agreement or share relocation plan.

(i) Number of Stock Options to be granted by the Reorganized Company

The same number of stock options as those possessed by holders of Remaining Stock Options shall be granted respectively.

(ii) Type of shares for the purpose of Stock Options of the Reorganized Company

Ordinary shares of the Reorganized Company.

(iii) Number of shares for the purpose of Stock Options of the Reorganized Company

To be determined according to 3. above after taking into consideration the conditions, etc., for Organizational Restructuring.

(iv) Value of assets to be invested for the exercise of Stock Options

The value of assets to be contributed upon the exercise of each stock option to be granted shall be the amount to be paid , derived after adjusting the Exercise Price as stipulated by 5. above, with consideration to the conditions, etc., of Organizational Restructuring, multiplied by the number of shares of the Reorganized Company for the purpose of the relevant stock options as determined pursuant to (iii) above.

(v) Period during which Stock Options may be exercised

The period during which stock options may be exercised shall commence from which ever is later of the commencement date for the exercise of stock options as stipulated by 7. above, or the effective date of Organizational Restructuring and shall end on the expiration date for the exercise of stock options as stipulated by 7. above.

(vi) Matters related to the capital and capital reserve increased in the case of the issuance of shares through the exercise of stock options

To be determined according to 8. above.

(vii) Restriction on the acquisition of Stock Options by transfer

The acquisition of stock options by transfer shall require approval of the Board of Directors of the Reorganized Company.

(viii) Conditions for the acquisition of Stock Options

To be determined according to 10. above.

(ix) Other conditions for the exercise of Stock Options

To be determined according to 12. below.

12. Other conditions for the exercise of Stock Options

    In the case that a holder of stock options abandons his or her reservation rights for new shares , such stock options shall not be exercisable.

13. Amount to be paid for Stock Options

Payment of a monetary amount in exchange for stock options shall not be necessary.

14. Date on which Stock Options will be allocated

    The stock options shall be allocated on July 10, 2006.

15. Number and breakdown of individuals receiving the invitation to apply

    stock options shall be allotted to 32 Eisai employees.

(End of document)

 Eisai Co., Ltd.

4-6-10 Koishikawa, Bunkyo-ku, Tokyo 112-8088, Japan

Phone: 03-3817-5120 Fax: 03-3811-3077

Eisai is a Human Health Care Corporation striving for innovative solutions in prevention, cure and care for the health and well-being of people worldwide. We combine our talents to understand and meet the needs of patients and their families to enhance the quality of life.

FOR IMMEDIATE RELEASE
No. 06-28
July 4, 2006

Pharmaceutical Marketing Subsidiary in Singapore Launches Operations

Eisai Co., Ltd. (Headquarters: Tokyo; President and CEO: Haruo Naito) has established a new pharmaceutical marketing subsidiary in Singapore, "Eisai (Singapore) Pte., Ltd." (ESN), which has launched pharmaceutical import and marketing business.

Previously, Eisai's pharmaceutical import and marketing business in Singapore was handled by Eisai Asia Regional Services Pte. Ltd. (EARS; Head office: Singapore; President: Hiroshi Kimura), but EARS has recently transferred this business to ESN.

By launching operations with this new company, Eisai aims to strengthen its pharmaceutical business in Singapore and further contribute to patients' value in the region.

EARS will renew its operation as a holding company assuming specific function of the seven local subsidiaries in the Asian region, including this newly established ESN in Singapore and existing six others in China, Thailand, Malaysia, the Philippines, Hong Kong and India.

[Profile of Eisai (Singapore) Pte. Ltd.]

Capital:	300,000 Singapore dollars (approx. 22,000,000 yen)
Location:	Singapore
President:	Celine Ting
Scope of Business:	Import, marketing, and promotion of pharmaceuticals
Capital Alliance:	100% subsidiary of EARS

Contacts:
Corporate Communications Department
Eisai Co., Ltd.
TEL: +81-3-3817-5120

82 - 4015

July 10, 2006

Listed Stock Name	Eisai Co., Ltd.
President & CEO:	Mr. Haruo Naito
Headquarters:	4-6-10 Koishikawa, Bunkyo-ku, Tokyo
Securities Code:	4523
Listed Locations:	First Sections of the Tokyo Stock Exchange & the Osaka Securities Exchange
Inquiries:	Mr. Akira Fujiyoshi Vice President Corporate Communications, Investor Relations Phone: +81-3-3817-5120

Notice on Stock Options (New Share Subscription Rights)
Including the Amount Paid In Upon the Exercise of Stock Options

The amount paid in upon the exercise of Stock Options ("Shinkabu Yoyaku- Ken" under the Japanese Commercial Code) based on the resolution by the Meeting of the Board of Directors held on June 23, 2006 was determined today and the outline described as follows:

I. Eisai Co., Ltd. Stock Options No. 5-1. (Directors and Executive Officers)

1. Issuing date of Stock Options: July 10, 2006

2. Type and number of shares to be used for Stock Options:
   158,000 common shares of the Company
   (one stock option is equivalent to 100 common shares)

3. Total number of Stock Options: 1,580

4. Amount paid in upon the exercise of Stock Options:
   For each Stock Options ¥530,000. (For each shares ¥5,300)
   (The amount paid in per share is the closing price of the issuing date (July 10, 2006)).

5. Total amount of common shares to be issued or transferred by the exercise of Stock Options: ¥837,400,000

6. Amounts to be paid for Stock Options
   Payment of a monetary amount in exchange for stock options shall not be necessary.

II. Eisai Co., Ltd. Stock Options No. 5-2 (Employees)

1. Issuing date of Stock Options: July 10, 2006

2. Type and number of shares to be used for Stock Options:
   96,000 common shares of the Company
   (one stock option is equivalent to 100 common shares)

3. Total number of Stock Options: 960

4. Amount paid in upon the exercise of Stock Options:
For each Stock Options ¥530,000. (For each shares ¥5,300)
(The amount paid in per share is the closing price of the issuing date (July 10, 2006)).

5. Total amount of common shares to be issued or transferred by the exercise of Stock Options: ¥508,800,000

6. Amounts to be paid for Stock Options
Payment of a monetary amount in exchange for stock options shall not be necessary.

III. Resolution Contents of the Meeting of the Board of Directors

1. Based on the resolutions passed at the meetings of the Eisai Compensation Committee convened on April 27, 2006 and May 16, 2006, as well as Article 240 Paragraph 1 and Article 238 Paragraph 2 of the Corporate Law, "Eisai Co., Ltd. Stock Options No. 5-1" shall be issued to directors and executive officers on July 10, 2006, in accordance with the stipulations of Corporate Law Article 238 Paragraph 1.

2. Based on Article 238 Paragraph 2 and Article 239 Paragraph 1 Parts 1 and 2 of the Corporate Law, and under the mandate of the 94th regular general meeting of shareholders convened this date, "Eisai Co., Ltd. Stock Options No. 5-2" shall be issued to employees on July 10, 2006, in accordance with the stipulations of Corporate Law Article 238 Paragraph 1.